SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                         DECATUR FIRST BANK GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

        Decatur First Bank Group, Inc.      Merriell Autrey, Jr.
      Decatur First Interim Corporation      John Walter Drake
                John L. Adams                 William F. Floyd
              Mary Bobbie Bailey              Robert E. Lanier
               Lynn Pasqualetti               James A. Baskett
              Kirby A. Thompson               Carol G. Nickola
               Roger K. Quillen                Judy B. Turner
             James T. Smith, III
                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 JUDY B. TURNER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         DECATUR FIRST BANK GROUP, INC.
                               1120 COMMERCE DRIVE
                             DECATUR, GEORGIA  30030
                                 (404) 373-1000
--------------------------------------------------------------------------------
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                            Kathryn L. Knudson, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [ ]  A tender offer.
     d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                   Amount of filing fee
---------------------------------------  ---------------------------------------
              $2,268,403                                  $ 267
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 129,623 shares of common stock of the subject company for $17.50 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

[ ]  Check  the  box  if  any  part  of the fee is offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $ 267                 Filing Party: Decatur First Bank
                                                              Group, Inc.
Form or Registration No.: Schedule 13E-3        Date Filed:   February 16, 2005

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Schedule") is being filed by the filing persons listed on the cover of this Amended Schedule in connection with an Agreement and Plan of Reorganization (the "Plan") that is designed to take Decatur First Bank Group, Inc. ("Decatur First" or the "Company") private by reducing its number of shareholders of record to below 300. A copy of the Plan is attached as Appendix A to the Proxy Statement being filed by the Company concurrently with this Amended Schedule. The Proxy Statement is also being filed concurrently under cover of Amendment No. 1 to Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is incorporated by reference herein. The Proxy Statement relates to the annual meeting of shareholders at which Decatur First's shareholders will consider and vote upon the Plan and the election of Class I director nominees.

     Our Rule 13-e3 Transaction Statement on Schedule 13E-3 was initially filed with the Securities and Exchange Commission on February 16, 2005. All information contained in this Amended Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Annual Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled
          "PROPOSAL 1: APPROVAL OF THE PLAN-Description of the Plan-Parties to the Merger," "INFORMATION ABOUT DECATUR FIRST AND ITS AFFILIATES -Recent Affiliate Transactions in Decatur First Stock, -Stock Purchases by Decatur First and -Market for Common Stock and Dividends," and "INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Amended Schedule is c/o Decatur First Bank, 1120 Commerce Drive, Decatur, Georgia 30030, telephone (404) 373-1000. Each filing person is a director of Decatur First, and Judy
          B. Turner is also the President and Chief Executive Officer of Decatur First. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "PROPOSAL 2:
          ELECTION OF DIRECTORS-Director Nominees and Continuing Directors."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," "SPECIAL FACTORS -

          Purpose of the Reorganization, -Reasons for the Reorganization, -Recommendation of the Board of Directors; Fairness of the Reorganization, -Effects of the Reorganization on Affiliates and -Federal Income Tax Consequences of the Reorganization," and "PROPOSAL 1: APPROVAL OF THE PLAN -Description of the Plan and -Dissenters' Rights."

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered-Business Combinations and -Recommendation of the Board of Directors; Fairness of the Reorganization-Substantive Fairness," and "INFORMATION ABOUT DECATUR FIRST AND ITS AFFILIATES -Recent Affiliate Transactions in Decatur First Stock and -Related Party Transactions."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reorganization described in response to Item 4 and the indebtedness to be incurred in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Decatur First or any subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of Decatur First or any subsidiary;

          (3) any material change in Decatur First's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in Decatur First's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in Decatur First's corporate structure or business;

          (6) any class of Decatur First's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the Decatur First common stock under the Exchange Act, any class of Decatur First's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of Decatur First's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Reorganization, -Alternatives Considered, -Reasons for the Reorganization, -Potential Disadvantages of the Reorganization, -Pro Forma Effect of the Reorganization, -Effects of the Reorganization on Decatur First, -Effects of the Reorganization on Affiliates, -Effects of the Reorganization on Shareholders Generally, -Federal Income Tax Consequences of the Reorganization and -Determination of Fairness by Interim and Other Decatur First Affiliates," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reorganization and -Determination of Fairness by Interim and Other Decatur First Affiliates."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Opinion of Independent Financial Advisor" and to Appendices C and D thereto. The Valuation Report and Opinion attached as Appendices C and D to Exhibit 1 constitute the only written materials furnished to the board of directors by an outside party (other than counsel) relating to the transaction.

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "PROPOSAL 1: APPROVAL OF THE PLAN-Source of Funds and Expenses."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT DECATUR FIRST AND ITS AFFILIATES -Stock Ownership by Affiliates and -Recent Affiliate Transactions in Decatur First Stock."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices E and F thereto.

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.  Exhibits

          1. Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

               Appendix A     Agreement and Plan of Reorganization

               Appendix B     Article 13 of the Georgia Business Corporation
                              Code

               Appendix C     Opinion of Independent Financial Advisor

               Appendix D     Valuation Report of Independent Financial Advisor

                              Decatur First Bank Group, Inc.
                              2004 Annual Report to Shareholders

               (Incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 000-24139.)

          2. Letter of Intent and Term Sheet, dated January 25, 2005, between Decatur First and SunTrust Capital Markets, Inc.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2005


                                        DECATUR FIRST BANK GROUP, INC.

                                        By:   /s/  Judy  B.  Turner
                                              ----------------------------------
                                              Judy  B.  Turner
                                              President  and  Chief  Executive
                                              Officer

                                        DECATUR FIRST INTERIM CORPORATION

                                        By:   /s/  Judy  B.  Turner
                                              ----------------------------------
                                              Judy  B.  Turner
                                              President

                                        OTHER FILING  PERSONS:

                                        /s/   John  L  Adams,  Jr.
                                        ----------------------------------------

                                        /s/   Mary  Bobbie  Bailey
                                        ----------------------------------------

                                        /s/   Lynn  Pasqualetti
                                        ----------------------------------------

                                        /s/   Kirby  A.  Thompson
                                        ----------------------------------------

                                        /s/   Merriell  Autrey,  Jr.
                                        ----------------------------------------

                                        /s/   John  Walter  Drake
                                        ----------------------------------------

                                        /s/   William  F.  Floyd
                                        ----------------------------------------

                                        /s/   Robert  E.  Lanier
                                        ----------------------------------------

                                        /s/   James  A.  Baskett
                                        ----------------------------------------

                                        /s/   Carol  G.  Nickola
                                        ----------------------------------------

                                        /s/   Roger  K.  Quillen
                                        ----------------------------------------

                                        /s/   James  T.  Smith,  III
                                        ----------------------------------------

                                        /s/   Judy  B.  Turner
                                        ----------------------------------------

                                  EXHIBIT INDEX


1. Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

               Appendix A     Agreement and Plan of Reorganization

               Appendix B     Article 13 of the Georgia Business Corporation
                              Code

               Appendix C     Opinion of Independent Financial Advisor

               Appendix D     Valuation Report of Independent Financial Advisor

                              Decatur First Bank Group, Inc.
                              2004 Annual Report to Shareholders

     (Incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 000-24139.)

2. Letter of Intent and Term Sheet, dated January 25, 2005, between Decatur First and SunTrust Capital Markets, Inc.